

This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Contingent Buffered Equity Note ("CBEN")

JPMorgan Capped Buffered Equity Notes Linked to the S&P 500® Index due April 16, 2014

The notes are designed for investors who seek to participate in the appreciation of the S&P 500® Index, up to the Maximum Return of at least 13.85% at maturity, and who anticipate that the Index closing level will not be less than the Initial Index Level by more than 20.00% on **any day** during the Monitoring Period.

Trade Details/Characteristics

Index	S&P 500® Index ("SPX")
Currency	USD
Knock-Out Buffer Amount	20.00%
Monitoring Period	Daily, from but excluding the pricing date to and including the Observation Date
Index Return	(Ending Index Level - Initial Index Level) / Initial Index Level
Maximum Return	At least 13.85% (to be determined on the pricing date)
Maximum Potential Loss	100.00%
Maturity	Approximately 12 months
Settlement	Cash
Knock-Out Event	If, on any day during the Monitoring Period, the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount
Payment at Maturity	***If the Ending Index Level > Iniital Index Level at maturity:*** $1,000 + ($1,000 x Index Return), subject to the Maximum Return ***If Ending Index Level is equal to, or less than Initial Index Level*** ***If a Knock-Out Event has not occurred:*** $1,000.00 ***If a Knock-Out Event has occurred:*** $1,000.00 + ($1,000*Index Return)

Hypothetical Payout For CBEN

If a Knock-Out Event Has Not Occurred (1)

Index Performance
Total Return with no Knock-Out Event
Knock-Out Buffer Amount
Payout on a $1000 note investment
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
-30%
-20%
-10%
0%
10%
20%
30%
Index Return

If a Knock-Out Event Has Occurred (2)

Index Performance
Total Return with a Knock-Out Event
Payout on a $1000 note investment
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
-30%
-20%
-10%
0%
10%
20%
30%
Index Return

(1) The Index closing level is greater than or equal to 1,240 (80.00% of the hypothetical Initial Index Level) on each day during the Monitoring Period.

(2) The Index closing level is less than 1,240 (80.00% of the hypothetical Initial Index Level) on at least one day during the Monitoring Period.

The graphs above collectively demonstrate the hypothetical total return on the notes at maturity for a subset of Index Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal
- Your maximum gain on the notes is limited to the Maximum Return
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests
- The benefit of the Knock-Out Buffer Amount may terminate on any day during the Monitoring Period
- Your ability to receive the contingent minimum return may terminate on any day during the term of the notes
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity
- You will not receive any interest payments and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of securities composing the Index would have.
- Lack of liquidity - JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily
- Many economic factors, such as Index volatility, time to maturity, interest rates and creditworthiness of the issuer, will impact the value of the notes prior to maturity

Ending Index Level	Index Return	Total Return If a Knock-Out Event Has: Not Occurred (1)	Occurred (2)
2,015.0	30.00%	13.85%	13.85%
1,937.5	25.00%	13.85%	13.85%
1,860.0	20.00%	13.85%	13.85%
1,764.7	13.85%	13.85%	13.85%
1,705.0	10.00%	10.00%	10.00%
1,627.5	5.00%	5.00%	5.00%
1,581.0	2.00%	2.00%	2.00%
1,550.0	0.00%	0.00%	0.00%
1,472.5	-5.00%	0.00%	-5.00%
1,395.0	-10.00%	0.00%	-10.00%
1,317.5	-15.00%	0.00%	-15.00%
1,240.0	-20.00%	0.00%	-20.00%
1,239.8	-20.01%	N/A	-20.01%
930.0	-40.00%	N/A	-40.00%
0.0	-100.00%	N/A	-100.00%

The table above assumes an Initial Index Level of 1550. The actual Initial Index Level will be set on the pricing date.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC. is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: March 26, 2013

Risk Considerations

The risk considerations identified below are not exhaustive. Please see the accompanying term sheet, product supplement and underlying supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL – The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If a Knock-Out Event has occurred, for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your initial investment at maturity.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of at least 13.85% (to be determined on the pricing date), regardless of the appreciation in the Index, which may be significant.

CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

POTENTIAL CONFLICTS – JPMorgan Chase & Co. and its affiliates may play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. In performing these duties, the economic interests of JPMorgan Chase & Co. and the calculation agent and other affiliates of JPMorgan Chase & Co. are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of JPMorgan Chase & Co. or its affiliates could result in substantial returns for JPMorgan Chase & Co. or its affiliates while the value of the notes declines.

THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD – If the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity of the notes would be based on the full principal amount of the notes, the original issue price of the notes includes an agent's commission and the cost of hedging JPMorgan Chase & Co.'s obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase such notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes will not be designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD ANY NOTES UNTIL MATURITY.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not receive any interest payments and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

LACK OF LIQUIDITY – The notes described above will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the actual and expected volatility of the Index; the time to maturity of the notes; whether a Knock-Out Event has occurred or is expected to occur; the dividend rate on the equity securities underlying the Index; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory and judicial events; and the creditworthiness of JPMorgan Chase & Co.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.